Exhibit 99.1

TELUS International reports fourth quarter and full-year 2020 results, strong revenue, profitability, and cash flow growth

55 percent revenue growth to $1.6 billion in 2020 demonstrates operational momentum and efficacy of strategic acquisitions

Digital strategy and scale efficiencies drive 73 percent Adjusted EBITDA Growth to $391 million and Net Income growth of 49 percent to $103 million

Robust Free Cash Flow of $189 million in 2020, more than double over the prior year, including cash from operating activities of $263 million

Adjusted diluted EPS growth of 65 percent to $0.71 and GAAP diluted EPS growth of 28 percent to $0.46 for the full year 2020

Expansion of Google Cloud strategic partnership to drive enterprise digital transformation

Successful recent IPO represented largest technology offering in TSX history

Vancouver, Canada – Feb. 23, 2021 – TELUS International (NYSE and TSX: TIXT), a digital customer experience innovator that designs, builds, and delivers next-generation solutions for global and disruptive brands, today released its results for the fourth quarter and full-year ended December 31, 2020. TELUS International is a subsidiary of TELUS Corporation (TSX: T, NYSE: TU). All figures in this news release, and elsewhere in the TELUS International disclosure, are in U.S. dollars, unless specified otherwise, and relate only to the TELUS International results and measures.

“In a year marked by an unprecedented and challenging global environment, our highly-engaged TELUS International team rapidly virtualized our operations to continue meaningfully growing our business in 2020 and achieve outstanding results,” said Jeff Puritt, president and CEO of TELUS International. “This included the acquisitions of CCC early in the year, and Lionbridge AI in the fourth quarter, which further bolstered our digital trust and safety practice and advanced the execution of our digital strategy in the data annotation space. These natural adjacencies to our existing capabilities and services are helping us deepen the high-value relationships we enjoy with some of the world’s largest and fastest growing technology companies. We also added many new technology brands in 2020 to our growing list of over 600 clients, and today we announced an exciting expansion to our long-term, strategic Google Cloud partnership that will support an incremental acceleration to our clients’ ongoing digital transformations.”

“TELUS International’s initial public offering (IPO) earlier this month, dual-listing on both the New York and Toronto Stock Exchanges, was a momentous milestone for our company, and I am grateful to our team members and many stakeholders around the world who contributed to our journey from a single delivery location in the Philippines to a globally scaled, digital customer experience leader, operating in over 20 countries,” continued Jeff. “Additionally, I continue to be inspired by our global team’s heartfelt dedication to giving back. Last year, despite physical distancing restrictions that meant we could not organize our large-scale, in-person TELUS International Days of Giving events, they found new ways to make a difference in their local communities. Team members packed and distributed food baskets and knit scarves and blankets for families in need; delivered care packages to frontline healthcare workers; donated and delivered computers to students to permit them to attend school virtually; and created online storybooks to help entertain young children. Altogether in 2020, they volunteered over 15,000 hours – an increase of more than 1,000 hours over 2019, demonstrating the true essence and resiliency of our caring culture.”

Vanessa Kanu, chief financial officer said, “TELUS International’s financial results in 2020 were highlighted by strong revenue growth and robust cash flow driven by healthy margins. Revenue grew 55 percent to $1.6 billion in 2020, which does not include contributions from our Lionbridge AI acquisition, which closed on December 31. We also delivered strong adjusted EBITDA growth of 73 percent to $391 million and Net Income growth of 49 percent to $103 million, particularly impactful given the backdrop of the global pandemic. This combination of strong top-line growth and profitability drove significant free cash flow of $189 million which was more than double what we achieved in 2019.”

“TELUS International’s successful IPO provided significant cash proceeds of nearly half a billion dollars that were used to repay a large portion of the debt incurred under our credit agreement in connection with the recent Lionbridge AI acquisition. With our track record of meaningful cash flow generation, we will continue to focus on reducing leverage in the near-term. We are indeed very proud of our financial results, along with the momentum we have been able to build throughout 2020, and are excited about our future growth opportunities in 2021 and beyond.” Vanessa concluded.

TELUS International’s fourth quarter and full-year 2020 results include the Competence Call Center (CCC) acquisition, effective January 31, 2020, and the TELUS Managed IT Services business (MITS) acquisition, effective April 1, 2020. The acquisition of Lionbridge AI closed on December 31, 2020 and did not contribute to our net income performance in 2020. Provided below are financial and operating highlights that include certain non-GAAP measures. Reconciliations to GAAP measures are provided at the end of this news release.

Q4 2020 vs. Q4 2019 highlights

▪	Revenues of $442 million, up 62 percent, driven by growth from existing and new clients, as well as contributions from our CCC and MITS acquisitions. Growth in our Tech and Games vertical was strong with revenue growth of 109 percent.

▪	Net income of $21 million, compared with $27 million, and adjusted net income of $66 million, up 154 percent. Net income margin was 4.7%.

▪	Adjusted EBITDA more than doubled to $129 million, with strong adjusted EBITDA margins of 29.2 percent, an improvement of 580 basis points, driven by strong revenue growth and scale efficiencies from our digital capabilities and acquisition execution.

▪	Free cash flow more than doubled to $71 million with cash from operating activities of $96 million, driven by strong revenue growth and margins.

FY2020 vs. FY2019 highlights

▪	Revenues of $1,582 million, up 55 percent, driven by growth from existing and new clients (primarily Tech and Games), as well as contributions from our CCC and MITS acquisitions.

▪	Net income of $103 million, up 49 percent, and adjusted net income of $160 million, up 94 percent. Net income margin was 6.5%.

▪	Adjusted EBITDA of $391 million, up 73 percent, and adjusted EBITDA margin of 24.7 percent, an improvement of 260 basis points, reflecting strong revenue growth, scale efficiencies, and the accretive impacts of successful integration of past acquisitions.

▪	Adjusted diluted EPS of $0.71, up 65 percent from $0.43 and GAAP diluted EPS of $0.46, up 28% percent, with strong revenue and income growth across the organic and acquired businesses as noted above.

▪	Free cash flow more than doubled to $189 million, with cash from operating activities of $263 million, driven mainly by revenue and EBITDA growth.

▪	Team member count was approximately 50,600 as of December 31, 2020, an increase of 33 percent over the prior year, inclusive of our Lionbridge AI acquisition.

For discussion of our fourth quarter and full-year 2020 performance, including management’s discussion and analysis of results of operations and financial condition, financial statements and notes, see our Annual Report on Form 20-F, which has been filed with the SEC and on SEDAR. Please visit telusinternational.com/investors for additional information. Our continuous disclosure and other regulatory filings are also available on the EDGAR and SEDAR filing systems.

First quarter (2021) investor call

TELUS International is expecting to host an investor call to discuss 2021 first quarter results on or about May 7. More specific details will be shared when available.

Non-GAAP and other financial disclosures

This news release includes non-GAAP financial information, with further explanation and reconciliation to GAAP measures as outlined later in this release. We report certain non-GAAP measures used in the management analysis of our performance, but these generally do not have a standardized meaning and may not be comparable with similar measures presented by other issuers. For definitions and more information on the use of the non-GAAP measures, please see our Annual Report on Form 20-F filed with the SEC and on SEDAR.

Forward-looking statements

This news release contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "aim", "anticipate", "assume", "believe", "contemplate", "continue", "could", "due", "estimate", "expect", "goal", "intend", "may", "objective", "plan", "predict", "potential", "positioned", "seek", "should", "target", "will", "would" and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those factors listed under "Risk Factors" in our Annual Report on Form 20-F filed with the SEC and on SEDAR.

Consolidated Statements of Income

	Fourth Quarter (unaudited)		Full Year
In US$ millions except per share amounts	2020	2019	2020	2019
REVENUE
Revenue arising from contracts with customers	442.3	272.5	1,581.6	1,019.6
OPERATING EXPENSES
Goods and services purchased	79.6	50.0	299.0	182.9
Employee benefits expense	271.5	166.9	979.5	630.4
Depreciation	26.8	20.0	99.4	73.1
Amortization of intangible assets	23.1	4.7	82.8	19.1
	401.0	241.6	1,460.7	905.5
OPERATING INCOME	41.3	30.9	120.9	114.1
OTHER (INCOME) EXPENSES
Changes in business combination-related provisions	(0.1)	(12.1)	(73.5)	(14.6)
Interest expense	11.1	8.3	45.4	36.3
Foreign exchange gain	(3.7)	(0.3)	(1.5)	(2.6)
INCOME BEFORE INCOME TAXES	34.0	35.0	150.5	95.0
Income taxes	13.0	7.7	47.6	26.0
NET INCOME	21.0	27.3	102.9	69.0
EARNINGS PER SHARE
Basic ($)	0.09	0.14	0.46	0.36
Diluted ($)	0.09	0.14	0.46	0.36

Consolidated Statements of Financial Position

	As at December 31
In US$ millions	2020	2019
ASSETS
Current assets
Cash and cash equivalents	152.5	79.5
Accounts receivable	303.3	176.6
Due from affiliated companies	49.1	30.2
Income and other taxes receivable	17.8	10.9
Prepaid expenses	23.7	27.9
Current derivative assets	1.8	3.3
	548.2	328.4
Non-current assets
Property, plant and equipment, net	362.1	301.0
Intangible assets, net	1,294.3	89.7
Goodwill	1,500.0	418.4
Deferred income taxes	6.5	4.7
Other long-term assets	33.7	26.8
	3,196.6	840.6
Total Assets	3,744.8	1,169.0

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	254.7	152.2
Due to affiliated companies	31.0	26.0
Income and other taxes payable	101.0	40.6
Advance billings and customer deposits	7.6	4.0
Provisions	17.4	10.3
Current maturities of long-term debt	92.3	42.8
Current portion of derivative liabilities	1.1	-
	505.1	275.9

Non-current liabilities
Provisions	19.7	160.5
Long-term debt	1,673.4	477.7
Derivative liabilities	57.2	3.2
Deferred income taxes	366.2	1.7
Other long-term liabilities	12.3	4.2
	2,128.8	647.3
Total Liabilities	2,633.9	923.2

Owners’ Equity	1,110.9	245.8

Total Liabilities and Owners’ Equity	3,744.8	1,169.0

Consolidated Statement of Cash Flows

	Fourth Quarter (unaudited)		Full Year
In US$ millions	2020	2019	2020	2019
OPERATING ACTIVITIES
Net income	21.0	27.3	102.9	69.0
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	49.9	24.7	182.2	92.2
Interest expense	11.1	8.3	45.4	36.3
Income taxes	13.0	7.7	47.6	26.0
Share-based compensation expense, net of payments made	6.3	2.4	15.0	1.8
Changes in business combination-related provisions	-	(12.2)	(73.3)	(13.5)
Change in market value of derivatives and other adjustments	25.8	0.3	31.6	0.7
Cash provided by operating activities before net change in non-cash working capital, interest paid, and income taxes paid	127.1	58.5	351.4	212.5
Net change in non-cash operating working capital	(11.6)	(2.6)	1.1	(28.2)
Interest paid	(10.7)	(2.8)	(32.7)	(14.7)
Income taxes paid, net	(9.3)	(5.5)	(56.8)	(28.0)
Cash provided by operating activities	95.5	47.6	263.0	141.6
INVESTING ACTIVITIES
Cash payments for capital assets	(21.3)	(16.5)	(59.2)	(52.7)
Cash payments for acquisitions, net	(936.8)	-	(1,741.9)	-
Payment to acquire non-controlling interest in subsidiary	(20.0)	(50.8)	(70.0)	(50.8)
Cash used by investing activities	(978.1)	(67.3)	(1,871.1)	(103.5)
FINANCING ACTIVITIES
Shares issued, net of financing costs	296.6	-	655.6	-
Repayment of short-term borrowings, net	(11.1)	(0.6)	-	-
Repayment of long-term debt	(93.3)	(44.2)	(819.0)	(96.0)
Long-term debt issued	709.0	62.0	1,854.0	72.0
Cash provided (used) by financing activities	901.2	17.2	1,690.6	(24.0)
Effect of exchange rate changes on cash and cash equivalents	(5.0)	(1.3)	(9.5)	(0.2)
CASH POSITION
Increase (decrease) in cash and cash equivalents	13.6	(3.8)	73.0	13.9
Cash and cash equivalents, beginning of period	138.9	83.3	79.5	65.6
Cash and cash equivalents, end of period	152.5	79.5	152.5	79.5

Non-GAAP reconciliations

TI Adjusted Net Income Reconciliation	Fourth Quarter		Full Year
In US$ millions except per share amounts (unaudited)	2020	2019	2020	2019
Net income	21.0	27.3	102.9	69.0
Add back / (deduct):
Changes in business combination - related provisions	(0.1)	(12.1)	(73.5)	(14.6)
Restructuring and other costs	25.5	2.1	58.7	6.1
Share-based compensation expense	12.3	6.0	29.4	13.2
Foreign exchange gain	(3.7)	(0.3)	(1.5)	(2.6)
Amortization of purchased intangible assets	20.8	3.8	74.4	14.9
Tax effect of the adjustments above	(10.2)	(1.0)	(30.4)	(3.6)
TI Adjusted Net income	65.6	25.8	160.0	82.4
TI Adjusted Basic EPS ($)	0.27	0.14	0.71	0.43
TI Adjusted Diluted EPS ($)	0.27	0.14	0.71	0.43
TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (in millions)
Basic	244.5	189.7	224.2	189.7
Diluted	246.5	190.7	225.5	190.3

TI Adjusted EBITDA Reconciliation	Fourth Quarter		Full Year
In US$ millions, except for adjusted EBITDA margin (unaudited)	2020	2019	2020	2019
Net income	21.0	27.3	102.9	69.0
Add back / (deduct):
Interest expense	11.1	8.3	45.4	36.3
Income taxes	13.0	7.7	47.6	26.0
Depreciation and amortization	49.9	24.7	182.2	92.2
EBITDA	95.0	68.0	378.1	223.5
Add back / (deduct):
Changes in business combination - related provisions	(0.1)	(12.1)	(73.5)	(14.6)
Foreign exchange gain	(3.7)	(0.3)	(1.5)	(2.6)
Share-based compensation expense	12.3	6.0	29.4	13.2
Restructuring and other costs	25.5	2.1	58.7	6.1
TI Adjusted EBITDA	129.0	63.7	391.2	225.6
TI Adjusted EBITDA margin	29.2%	23.4%	24.7%	22.1%

TI Free Cash Flow Reconciliation	Fourth Quarter		Full Year
In US$ millions (unaudited)	2020	2019	2020	2019
Cash provided by operating activities	95.5	47.6	263.0	141.6
Less: Capital expenditures	(24.6)	(16.2)	(73.7)	(62.8)
TI Free Cash Flow	70.9	31.4	189.3	78.8

About TELUS International

TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions and capabilities span digital strategy, innovation, consulting and design, digital transformation and IT lifecycle solutions, data annotation and intelligent automation, and omnichannel CX solutions that include content moderation, trust and safety solutions and other managed solutions. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, healthcare, and travel and hospitality. Learn more at: telusinternational.com.

TELUS International Investor Relations

Jason Mayr

(604) 695-3455

ir@telusinternational.com

TELUS International Media Relations

Ali Wilson

(604) 328-7093

Ali.Wilson@telusinternational.com